Exhibit 4.1

AMENDMENT TO THE

AMENDED AND RESTATED RIGHTS AGREEMENT

This Amendment (the “Amendment”), dated as of July 11, 2006, to the Amended and Restated Rights Agreement (the “Rights Agreement”), dated as of December 12, 2000, is between Amgen Inc. (the “Company”) and American Stock Transfer & Trust Company, as Rights Agent (the “Rights Agent”).

The Company and the Rights Agent have heretofore executed and entered into the Rights Agreement. Pursuant to Section 26 of the Rights Agreement, the Company, for so long as the Rights are redeemable, may from time to time supplement or amend the Rights Agreement in accordance with the provisions of Section 26 thereof and the Company desires and directs the Rights Agent to so amend the Rights Agreement. All acts and things necessary to make this Amendment a valid agreement according to its terms have been done and performed, and the execution and delivery of this Amendment by the Company and the Rights Agent have been in all respects authorized by the Company and the Rights Agent.

In consideration of the foregoing promises and mutual agreements set forth in the Rights Agreement and this Amendment, the parties hereto agree as follows:

1. Section 7.1 of the Rights Agreement is hereby modified and amended to read in its entirety as follows:

“7.1 Exercise of Rights. Subject to Section 11.1.3 and except as otherwise provided herein, the registered holder of any Right Certificate may exercise the Rights evidenced thereby in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase and certification on the reverse side thereof duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the Purchase Price for each one four-thousandth of a Preferred Share as to which the Rights are exercised, at or prior to the earliest of (i) the close of business on July 31, 2006 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 (the “Redemption Date”), (iii) the closing of any merger or other acquisition transaction involving the Company pursuant to an agreement of the type described in Sections 1.4(ii)(A)(2) and 13.2, at which time the Rights are deemed terminated, or (iv) the time at which the Rights are exchanged as provided in Section 27.”

2. This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

3. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed an original, and all such counterparts shall together constitute but one and the same instrument.

4. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

5. Capitalized terms used herein but not defined shall have the meanings given to them in the Rights Agreement.

6. The undersigned officer of the Company does hereby certify to the Rights Agent that this Amendment complies with the terms of Section 26(a) of the Rights Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

AMGEN INC.

By:	/s/ David J. Scott
	Name:	David J. Scott
	Title:	Senior Vice President, General Counsel and Secretary

AMERICAN STOCK TRANSFER & TRUST COMPANY, as Rights Agent

By:	/s/ Herb J. Lemmer
	Name:	Herb J. Lemmer
	Title:	General Counsel